Exhibit 99.2

Supplemental Information to the Shareholder Circular Dated December 24, 2014

As announced previously, Hanwha SolarOne Co., Ltd. (“SolarOne”) (NASDAQ: HSOL), Hanwha Solar Holdings Co., Ltd. (“HSH”) and Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) entered into a share purchase agreement on December 8, 2014 under which SolarOne will acquire 100% of the outstanding share capital of Q CELLS from its sole shareholder, HSH, in an all-stock transaction. The transaction was approved by the board of directors of both companies and is expected to close in the first quarter of 2015, subject to shareholder and regulatory approvals.

In connection with the transaction, SolarOne has provided a shareholder circular, dated December 24, 2014 (the “Shareholder Circular”), to its shareholders, which is available on SolarOne’s Internet website at investors.hanwha-solarone.com and was furnished to the U.S. Securities and Exchange Commission under the cover of Form 6-K on December 24, 2014. The information set forth below supplements the Shareholder Circular and is incorporated by reference into the Shareholder Circular.

On January 21, 2015, Q CELLS announced that it will launch a program to sharpen its international profile of R&D and production, designed to further improve cost and efficiency and increase its overall competitiveness.

As part of the program, Q CELLS’ German site will cease production as of March 1, 2015. At present, its German site has production capacities of 230 MW for cells and 130 MW for modules respectively. Q CELLS intends to transfer the respective production equipment to more cost competitive sites, namely its main production site in Cyberjaya, Malaysia for cells, and another site to be determined later for modules. The organization in Germany will be restructured accordingly and be focused on its core functions: Research & Development (R&D), Quality Management, Component Sales and Power Plant Solutions Business.

Q CELLS will enter into negotiations with the works council in Germany immediately in order to reach an agreement on the terms and conditions of the restructuring program. The production transfer to other sites and the corresponding reshaping is estimated to lead to a reduction of the workforce in Germany by around 550 positions. Around 350 jobs will be maintained at Q CELLS in Germany. While Q CELLS expects the program to enhance its cost competitiveness in the long term, it may not realize all of the anticipated benefits of the program or those benefits may take longer to realize than expected. Q CELLS also expects that it will incur restructuring cost in the near term in connection with the program.